

Multimedia

May 3, 2005





SUPPL

Securities ai
Division of
Office of Int
Judiciary Pla
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's first quarter results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL



Multimedia

RELEASE



PT Multimedia
2005 First Quarter Results

Lisbon, Portugal, May 3, 2005 – PT Multimedia (Euronext: PTMN.IN) announced today its unaudited results for the first quarter ending March 31, 2005.

Consolidated operating revenues amounted to Euro 156.6 million in the first quarter of 2005. EBITDA reached Euro 48.6 million, equivalent to a margin of 31.0%. EBITDA minus Capex reached Euro 32.6 million. Net income for the period amounted to Euro 22.4 million. Net debt, including financial leasing related to transponders, was reduced by Euro 21.4 million from the end of 2004, reaching Euro 93.6 million at the end of the first quarter of 2005.

The Pay TV and Broadband Internet business was the main growth driver of PT Multimedia, combining high revenue growth with increasing levels of profitability and cash flow generation. Pay TV operating revenues increased by 16.0% y.o.y in the first quarter of 2005 to Euro137.8 million. Pay TV and Broadband Internet EBITDA amounted to Euro 50.3 million, an increase of 24.5% y.o.y, corresponding to an EBITDA margin of 36.5%.

PT Multimedia's unaudited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

Having signed on February 28, 2005 a promissory sale agreement in connection with the sale of Lusomundo Serviços, SGPS, S.A. (corresponding to the Media business), whose completion is subject only to the non-opposition of the Portuguese Competition Authority ("Autoridade da Concorrência"), the Media business is now being equity accounted rather than fully consolidated. The comparative analysis of PT Multimedia results is based on pro forma accounts for 2004, which consider the Media business being equity accounted rather than fully consolidated.

1. FINANCIAL HIGHLIGHTS

Table 1 – Financial Highlights

Euro million	1Q05	1Q04	Pro-forma 1Q04	Pro-forma y.o.y	Pro-forma 4Q04	Pro-forma q.o.q
Operating Revenues	156.6	177.9	144.1	8.7%	158.8	(1.4%)
Pay TV and Broadband Internet	137.8	118.8	118.8	16.0%	136.9	0.7%
Operating Costs excluding D&A	108.0	138.4	102.4	5.5%	112.9	(4.3%)
Pay TV and Broadband Internet	87.5	78.4	78.4	11.7%	86.2	1.5%
EBITDA (1)	48.6	39.4	41.6	16.7%	45.9	5.9%
Pay TV and Broadband Internet	50.3	40.4	40.4	24.5%	50.7	(0.8%)
Income from Continued Operations	34.9	26.4	30.3	15.1%	33.5	4.3%
Net Income	22.4	18.3	18.3	22.8%	65.3	(65.6%)
Capex	15.9	9.9	9.4	68.7%	39.0	(59.1%)
Capex as % of Revenues	10.2	5.6	6.6	3.6pp	24.5	(14.4pp)
EBITDA minus Capex	32.6	29.5	32.2	1.4%	6.9	373.2%
Net Debt	93.6	66.4	35.7	162.0%	115.0	(18.6%)
EBITDA Margin (2) (%)	31.0	22.2	28.9	2.1pp	28.9	2.1pp
Pay TV and Broadband Internet	36.5	34.0	34.0	2.5pp	37.0	(0.5pp)
Net Debt to EBITDA (x)	0.5	0.4	0.2	0.3x	0.6	(0.1x)
EBITDA Cover (x)	49.1	43.4	65.9	(16.8x)	51.1	(2.0x)

(1) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

- Excluding the impact of the change in the consolidation method of the media business from full consolidation to equity accounting, operating revenues increased by 8.7% y.o.y in the first quarter of 2005 to Euro 156.6 million.

- Pay TV and Broadband Internet operating revenues increased by 16.0% y.o.y in the first quarter of 2005 to Euro 137.8 million, representing 88% of PT Multimedia consolidated revenues.

- EBITDA increased by 16.7% y.o.y in the first quarter of 2005 to Euro 48.6 million, excluding the impact of the change in the consolidation method of the Media business.

- On a comparable basis, consolidated EBITDA margin in the first quarter of 2005 rose by 2.1pp. y.o.y to 31.0%, as a result of good performance and margin expansion in the Pay TV and Broadband Internet business. Pay TV and Broadband Internet EBITDA margin reached 36.5% in the first quarter of 2005.

- Income from continued operations amounted to Euro 34.9 million, an increase of 15.1% y.o.y against comparable first quarter 2004 values. Operating margin improved by 1.2 p.p. y.o.y to 22.3%.

- Net income totalled Euro 22.4 million in the first quarter of 2005 compared to Euro 18.3 million in the first quarter of 2004, an increase of 22.8% y.o.y.

- Capex increased by 68.7% y.o.y against comparable first quarter 2004 values to Euro 15.9 million, equivalent to 10.2% of revenues. This increase is primarily due to investments in set-top-boxes, in information systems, and in the cable network required to improve Pay TV and Broadband Internet offer and quality of service.

- On a comparable basis, EBITDA minus Capex grew by 1.4% y.o.y in the first quarter of 2005, reaching Euro 32.6 million, equivalent to 20.8% of operating revenues.

- At the end of the first quarter of 2005, PT Multimedia's net debt, including financial leasing related to transponders, amounted to Euro 93.6 million, a reduction of Euro 21.4 million from the end of 2004. Excluding financial leasing related to satellite transponders, PT Multimedia had a net cash position of Euro 9.0 million in the end of March 2005.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	1Q05	1Q04	y.o.y	4Q04	q.o.q
Pay TV and Broadband Internet					
Homes Passed ('000)	2,579	2,495	3.4%	2,551	1.1%
Bi-directional (Broadband Enabled)	2,459	2,247	9.4%	2,418	1.7%
Pay-TV Customers [1,2] ('000)	1,575	1,466	7.5%	1,553	1.4%
Cable	1,175	1,111	5.8%	1,160	1.3%
DTH	400	355	12.7%	393	1.8%
Net Additions ('000)	22	24	(7.8%)	35	(37.4%)
Cable	15	17	(12.6%)	20	(25.5%)
DTH	7	7	4.5%	15	(53.3%)
Penetration Rate of Cable (%)	45.6%	44.5%	1.0pp	45.5%	0.1pp
Premium Subscriptions [2,3] ('000)	864	857	0.8%	863	0.1%
Pay to Basic Ratio (%)	54.8%	58.5%	(3.6pp)	55.6%	(0.7pp)
Cable Broadband Accesses ('000)	336	250	34.4%	315	6.6%
Net Additions	21	20	5.5%	25	(18.9%)
Penetration of Cable Broadband (%)	28.6%	22.5%	6.1pp	27.2%	1.4pp
Blended ARPU (Euro)	26.62	24.71	7.7%	25.90	2.8%
Audiovisuals					
Tickets Sold ('000) [4]	1,739	2,017	(13.8%)	1,849	(6.0%)
Average Attendance Rates (%)	14.9%	17.9%	(3.0pp)	15.5%	(0.6pp)

(1) These figures are related to the total number of Pay TV basic customers. PTM's Pay TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2) These figures include products in temporary promotions, such as "Try and Buy" promotions.

(3) The classification of premium packages for satellite service was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PT Multimedia decided to harmonize cable and satellite business models, with the satellite service now having the same channels as cable basic package, which resulted in the supplementary satellite package no longer being considered as a premium service.

(4) First quarter 2004 figures do not include tickets sold by Warner Lusomundo in December 2003.

Pay TV and Broadband Internet

- Pay TV net additions totalled 22 thousand in the first quarter of 2005, with total Pay TV costumers increasing by 7.5% y.o.y to 1,575 thousand (1,175 thousand in cable and 400 thousand in satellite).
- The number of premium services subscriptions increased by 0.8% y.o.y to 864 thousand.
- In the first quarter of 2005, efforts to digitalise Pay TV services continued, with the total number of set-top-boxes with access to digital services surpassing 340 units at the end of March 2005, an increase of 31 thousand units y.o.y.
- At the end of first quarter of 2005, Broadband Internet subscribers totalled 336 thousand, an increase of 34.4% y.o.y. Broadband Internet net additions reached 21 thousand in the first quarter of 2005.
- Blended ARPU in the first quarter of 2005 totalled Euro 26.62 an increase of 7.7% y.o.y, due to greater penetration in Broadband Internet and increases in the Pay TV subscription price.

Audiovisuals

- The number of cinema tickets sold in Portugal in the first quarter 2005 totalled 1.7 million, a decrease of 13.8% y.o.y. This decrease is essentially due to fewer blockbuster releases during this period. Additionally, movie exhibition, as well as Video distribution, has also been negatively affected by increasing levels of DVD piracy.

- In the first quarter of 2005, PT Multimedia distributed 27 movies, three more than in the first quarter of 2004. Among the films launched were "Meet the Fockers", "Million Dollar Baby", and "Shall we Dance."

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	1Q05	1Q04	Pro-forma 1Q04	Pro-forma y.o.y	Pro-forma 4Q04	Pro-forma q.o.q
Operating Revenues	**156.6**	**177.9**	**144.1**	**8.7%**	**158.8**	**(1.4%)**
Services Rendered	144.0	147.5	130.5	10.3%	141.7	1.6%
Sales	9.1	28.4	11.6	(22.0%)	11.4	(20.1%)
Other	3.5	2.0	1.9	84.4%	5.7	(38.7%)
Operating Costs excluding D&A	**108.0**	**138.4**	**102.4**	**5.5%**	**112.9**	**(4.3%)**
Wages and Salaries	10.6	22.3	11.3	(6.6%)	10.9	(3.4%)
Direct Costs	49.4	49.2	46.0	7.2%	47.1	4.8%
Cost of Telecommunications	7.8	6.5	6.5	21.0%	7.5	4.5%
Programming Costs	33.5	30.4	30.4	10.3%	31.4	6.5%
Other Direct Costs	8.0	12.4	9.2	(12.7%)	8.1	(1.5%)
Costs of Products Sold	4.2	9.0	4.6	(7.1%)	4.6	(7.7%)
Raw Materials and Consumables	0.8	5.9	1.1	(24.0%)	0.9	(10.3%)
Marketing and Publicity	3.9	10.0	4.0	(2.5%)	7.0	(44.2%)
Support Services	8.2	8.8	8.5	(4.1%)	10.0	(17.8%)
Maintenance and Repairs	3.8	3.2	3.0	28.0%	4.1	(6.3%)
General and Administrative Expenses	20.2	28.2	22.3	(9.4%)	22.9	(11.7%)
Provisions	5.0	1.0	0.9	428.3%	2.6	90.3%
Taxes Other than Income Taxes	1.9	0.6	0.6	224.2%	1.5	32.0%
Other Operating Costs	0.0	0.1	0.1	(84.4%)	1.4	(99.4%)
EBITDA	**48.6**	**39.4**	**41.6**	**16.7%**	**45.9**	**5.9%**
Depreciation and Amortisation	13.7	13.1	11.3	20.8%	12.4	10.1%
Income from Continued Operations	**34.9**	**26.4**	**30.3**	**15.1%**	**33.5**	**4.3%**
Other Expenses (Income)	**(0.2)**	**0.9**	**0.8**	**n.m.**	**72.6**	**n.m.**
Goodwill Impairment	0.0	0.0	0.0	n.m.	0.0	n.m.
Losses (Gains) on Disp. of Fixed Assets	(0.2)	0.0	0.0	n.m.	0.0	n.m.
Non recurring Items (Losses / (Gains))	0.0	0.8	0.7	(96.0%)	72.6	100.0%
Income before Financials and Income Taxes	**35.1**	**25.5**	**29.6**	**18.6%**	**(39.2)**	**(189.5%)**
Financial Expenses (Income)	**2.7**	**0.9**	**2.5**	**8.9%**	**(2.9)**	**193.1%**
Net Interest Expenses	1.0	0.9	0.6	56.6%	0.9	(10.1%)
Net Other Financial Expenses (Income)	0.4	0.6	0.5	(12.3%)	0.3	(58.9%)
Equity in Losses (Earnings) of Affiliates	1.3	(0.6)	1.4	(5.5%)	(4.1)	131.5%
Income before Income Taxes	**32.4**	**24.6**	**27.1**	**19.5%**	**(36.3)**	**(189.3%)**
Provision for Income Taxes	(9.2)	(6.4)	(8.2)	11.7%	102.0	n.m.
Losses (Income) Applic. to Min. Interests	(0.7)	0.1	(0.6)	24.2%	(0.5)	(57.8%)
Consolidated Net Income	**22.4**	**18.3**	**18.3**	**22.8%**	**65.3**	**(65.6%)**

Consolidated Operating Revenues

Excluding the impact of the change in the consolidation method of the Media business, consolidated operating revenues rose by 8.7% y.o.y in the first quarter of 2005 to Euro 156.6 million on the back of strong performance in the Pay TV and Broadband Internet business.

Operating revenues in the Pay TV and Broadband Internet division increased by 16.0% y.o.y in the first quarter of 2005 to Euro 137.8 million, reflecting sustained customer growth, price increases in Pay TV services, and increased Broadband Internet market penetration.

Audiovisuals operating revenues fell by 20.1% y.o.y in the first quarter of 2005 to Euro 20.9 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony) and the drop in DVD retail prices. Additionally, in the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in four months of Warner Lusomundo activity (from December of 2003 to March of 2004) being incorporated into PT Multimedia's consolidated results for the first quarter of 2004, while first quarter 2005 results only reflect three months of Warner Lusomundo activity. Excluding these effects, first quarter 2005 audiovisuals operating revenues would have increased by approximately 7%.

Table 4 – Consolidated Operating Revenues

Euro million	1Q05	Pro-forma 1Q04	Pro-forma y.o.y	Weight 1Q05	Pro-forma 4Q04	Pro-forma q.o.q
Pay TV and Broadband Internet	137.8	118.8	16.0%	88.0%	136.9	0.7%
Audiovisuals	20.9	26.2	(20.1%)	13.4%	23.1	(9.5%)
Other and Eliminations	(2.1)	(0.9)	n.m.	(1.4%)	(1.2)	n.m.
Total Operating Revenues	**156.6**	**144.1**	**8.7%**	**100.0%**	**158.8**	**(1.4%)**

In the first quarter of 2005, Pay TV and Broadband Internet revenues accounted for 88% of consolidated operating revenues.

EBITDA

Excluding the impact of the change in the consolidation method of Lusomundo Serviços, EBITDA increased by 16.7% y.o.y in the first quarter of 2005 to Euro 48.6 million. On a comparable basis, first quarter EBITDA margin reached 31.0%, an improvement of 2.1pp y.o.y.

Table 5 – EBITDA by Business Segment

Euro million	1Q05	Pro-forma 1Q04	Pro-forma y.o.y	Weight 1Q05	Margin 1Q05	Pro-forma 4Q04	Pro-forma q.o.q	Margin 4Q04PF
Pay TV and Broadband Internet	50.3	40.4	24.5%	103.5%	36.5	50.7	5.7%	37.0
Audiovisuals	2.9	3.5	(17.6%)	5.9%	13.7	1.1	2.7%	4.6
Other and Eliminations	(4.6)	(2.2)	n.m.	(9.4%)	n.m.	(5.9)	17.6%	n.m.
Total EBITDA	**48.6**	**41.6**	**16.7%**	**100.0%**		**45.9**	**5.9%**	
EBITDA Margin (%)	31.0	28.9	2.1pp			28.9	2.1pp	

The continued improvement in consolidated EBITDA and EBITDA margin was achieved on the back of significant revenue growth allied with rigorous cost control across the board. Pay TV and Broadband Internet EBITDA grew 24.5% y.o.y in the first quarter of 2005 to Euro 50.3 million, with EBITDA margin improving by 2.5pp to 36.5%.

In the Audiovisuals business, excluding the impact of revenues loss from both, videogames and Columbia video catalogue as well as consolidation of an additional month of Warner Lusomundo's activity in 2004, EBITDA expanded approximately 47% y.o.y and EBITDA margin grew approximately 3.7pp y.o.y.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 108 million in 2005, an increase of 5.5% y.o.y (excluding the impact of the change in the consolidation method of Lusomundo Serviços) in a scenario where operating revenues increased 8.7% y.o.y.

On a comparable basis, wages and salaries decreased by 6.6% y.o.y in the first quarter of 2005 to Euro 10.6 million and represented 6.7% of consolidated revenues. This decrease essentially reflects the synergies achieved with the PT Group's Shared Services platform.

In the first quarter of 2005, direct costs, which include telecommunication costs, programming costs and other, increased 7.2% y.o.y on a comparable basis. This cost item represented 31.5% of consolidated operating revenues. Programming costs increased by 10.3% y.o.y in the first quarter of 2005 to Euro 33.5 million, against a 15.5% increase in Pay TV revenues. The increase in programming costs was essentially due to the launch of new channels in 2004, namely the premium movie channel, Lusomundo Action, and other channels such as AXN, Discovery Channel, Extreme Sports and RTP Memória, which significantly enriched PT Multimedia's Pay TV offer. Additionally there was an approximate 5% increase in costs associated with the premium sports channel, Sport TV, resulting from the increase in both the number of subscriptions and price.

Excluding the impact of the change in the consolidation method of the Media business, costs of products sold decreased by 7.1% y.o.y to Euro 4.2 million in the first quarter of 2005, primarily as a result of PT Multimedia ceasing distribution of Sony PlayStation consoles and associated games.

On a comparable basis, marketing and publicity costs decreased by 2.5% y.o.y to Euro 3.9 million in the first quarter of 2005, resulting from a reduction in advertising spending and promotional activities in both the Pay TV and Broadband Internet and Audiovisuals. Marketing and advertising costs accounted for 2.5% of consolidated operating revenues.

Excluding the impact of the change in the consolidation method of the Media business, support services costs decreased 4.1% y.o.y in the first quarter of 2005 to Euro 8.2 million, essentially due to a reduction in this costs item in Pay TV and Broadband Internet. Support service costs represented 5.2% of consolidated operating revenues.

On a comparable basis, maintenance and repairs costs increased by Euro 0.8 million in the first quarter of 2005, as significant Pay TV customer growth and the strong expansion of broadband services demanded increased network maintenance and repair so as to guarantee higher quality of service levels.

Excluding the impact of the change in the consolidation method of the Media business, general and administrative costs decreased 9.4% y.o.y in the first quarter of 2005 to Euro 20.2 million, despite higher sales commissions resulting from increased commercial activity and adjustments made to Service Provider remuneration in 2004. General and administrative costs accounted for 12.9% of consolidated operating revenues in the first quarter of 2005.

On a comparable basis, provisions increased by Euro 4.1 million in the first quarter of 2005 to Euro 5.0 million. The increase in this caption is primarily due to an increased level of provisioning in Pay TV and Broadband Internet. As new information systems came online in the first quarter of 2005 PT Multimedia

focused on CRM and billing in detriment to collection processes. As a result, PT Multimedia decided to reinforce provisions for doubtful receivables. Provisions accounted for 3.2% of operating revenues in the first quarter of 2005.

Depreciation and amortisation costs increased by 20.8% y.o.y to Euro 13.7 million in the first quarter of 2005. Depreciation charges exceeded capex by Euro 2.3 million, resulting in a capex to depreciation ratio of 1.17 times in the first quarter of 2005. This item accounted for 8.7% of first quarter 2005 consolidated operating revenues.

Income from continued operations

Operating income in the first quarter of 2005 rose by 15.1% y.o.y to Euro 34.9 million. In the first quarter of 2005, operating margin increased by 1.2pp y.o.y to 22.3%. The increase in the operating income is explained by the strong increase in EBITDA.

Net Income

Net income amounted to Euro 22.4 million in the first quarter of 2005, an increase of 22.8% y.o.y compared to Euro 18.3 million booked in the first quarter of 2004.

Net interest expenses amounted to Euro 1.0 million in the first quarter of 2005, compared to Euro 0.6 million in the first quarter of 2004, excluding the impact of the change in the consolidation method of the Media business.

Net other financial expenses amounted to Euro 0.4 million in the first quarter of 2005. This caption mainly includes several financial expenses, namely banking commissions and related expenses.

Equity accounting losses of affiliated companies totalled Euro 1.3 million in the first quarter of 2005, Euro 1.4 million of which correspond to the appropriation of Media Business net loss in the first quarter of 2005. Additionally, in the first quarter of 2005, this caption included mainly PT Multimedia's share in the earnings of Sport TV and Lisboa TV, totalling Euro 0,6 million, and in the losses of Warner Lusomundo Sogecable and SGPICE, totalling Euro 0,4 million.

Provisions for income taxes totalled Euro 9.2 million in the first quarter of 2005, compared to Euro 6.4 million in the first quarter of 2004.

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	1Q05	Pro-forma 1Q04	Pro-forma y.o.y	Weight 1Q05	% Rev. 1Q05	Pro-forma 4Q04	Pro-forma q.o.q	% Rev. 4Q04
Pay TV and Broadband Internet	14.6	8.9	63.3%	91.5%	10.6%	37.4	(61.0%)	27.3%
Audiovisuals	1.3	0.4	200.1%	8.3%	6.3%	1.5	(13.0%)	6.6%
Other and Eliminations	0.0	0.1	(50.4%)	0.2%	n.m.	0.1	(31.7%)	n.m.
Total Capex	**15.9**	**9.4**	**68.7%**	**100.0%**	**10.2%**	**39.0**	**(59.1%)**	**24.5%**

PT Multimedia's Capex in the first quarter of 2005 reached Euro 15.9 million, increasing by 68.7% y.o.y. Capex as a percentage of revenues equalled to 10.2% in the first quarter of 2005. The increase in Capex is primarily due to investments in set top boxes, in information systems, and in the cable network required to improve Pay TV and Broadband Internet offer and quality of service. Over a third of PT Multimedia capex was related to terminal equipment, including set top boxes and cable modems.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	1Q05	Pro-forma 1Q04	Pro-forma y.o.y	Weight 1Q05	% Rev. 1Q05	Pro-forma 4Q04	Pro-forma q.o.q	% Rev. 4Q04
Pay TV and Broadband Internet	35.7	31.5	13.5%	109.4%	25.9%	13.3	169.1%	9.7%
Audiovisuals	1.5	3.0	(49.2%)	4.7%	7.3%	(0.5)	n.m.	(2.0%)
Other and Eliminations	(4.6)	(2.3)	n.m.	(14.1%)	n.m.	(5.9)	n.m.	n.m.
Total EBITDA minus Capex	**32.6**	**32.2**	**1.4%**	**100.0%**	**20.8%**	**6.9**	**5.9%**	**4.3%**

EBITDA minus Capex amounted to Euro 32.6 million in the first quarter of 2005, corresponding to 20.8% of operating revenues. On a comparable basis, capex increased by 1.4% y.o.y in the first quarter of 2005.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	31 March 2005	31 December 2004
Current Assets	295.1	310.0
Cash and Equivalents	33.5	26.7
Accounts Receivable, net	170.6	154.1
Inventories, net	10.8	16.1
Deferred and Receivable Taxes (Short Term)	55.4	86.3
Prepaid Expenses and Other Current Assets	24.8	26.7
Non-Current Assets	88.0	88.2
Financial Investments, net	178.0	106.8
Intangible Assets, net	243.4	337.2
Fixed Assets, net	226.4	275.7
Total Assets	**1,030.8**	**1,117.9**
Current Liabilities	205.8	279.3
Short Term Debt	6.9	34.8
Accounts Payable	133.5	156.7
Accrued Expenses	47.0	61.7
Deferred Income	7.4	6.9
Deferred and Payable Taxes (Short Term)	9.0	19.2
Current Provisions and Other Current Liabilities	1.8	0.0
Non-Current Liabilities	295.4	328.0
Total Liabilities	**501.2**	**607.3**
Equity before Minority Interests	522.0	499.5
Minority Interests	7.6	11.2
Total Shareholders' Equity	**529.6**	**510.7**
Total Liabilities and Shareholders' Equity	**1,030.8**	**1,117.9**

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as of 31 March 2005 was 15,0%, while the equity plus long term debt to total assets ratio stood at 67.4%. At the end of March 2005, the net debt to EBITDA ratio was 0.5 times and the EBITDA cover was 49.1 times.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Milhões de Euros	31 March 2005	31 December 2004	Pro-forma 31 December 2004	Pro-forma Δy.o.y	Pro-forma y.o.y
Short Term	**6.9**	**34.8**	**6.9**	**(0.0)**	**(0.4%)**
Bank Loans	0.0	25.0	0.0	0.0	n.m.
Financial leasing	6.9	9.8	6.9	(0.0)	(0.4%)
Transponders	6.1	6.0	6.0	0.2	2.8%
Medium and long term	**165.0**	**184.6**	**166.6**	**(1.6)**	**(1.0%)**
Bank Loans	0.0	10.9	0.0	0.0	0.0%
Shareholder Loans	67.3	67.3	67.3	0.0	0.0%
Financial leasing	97.7	106.5	99.3	(1.6)	(1.6%)
Transponders	96.5	98.1	98.1	(1.6)	(1.7%)
Total Indebtedness	**171.8**	**219.4**	**173.5**	**(1.7)**	**(1.0%)**
Cash and Short Term-Investments	33.5	26.8	24.7	8.8	35.5%
Loans to Shareholders	44.8	32.0	33.8	11.0	32.6%
Net Debt	**93.6**	**160.7**	**115.0**	**(21.4)**	**(18.6%)**

PT Multimedia started to consider financial leasing as debt, including the usage rights for four satellite transponders. Consequently, as of March 31, 2005, PT Multimedia's total indebtedness amounted to Euro 171.8 million.

Consolidated net debt as at 31 March 2005 amounted to Euro 93.6 million, a decrease of Euro 21.4 million compared to year-end 2004. This reduction was achieved by using part of the Euro 32.6 million cash flow generated in the quarter. Excluding financial leasing related to satellite transponders, PT Multimedia had a net cash position of Euro 9 million in the end of March 2005.

8. PAY TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay TV and Broadband Internet Income Statement

Euro million	1Q05	1Q04	y.o.y	4Q04	q.oq
Operating Revenues	**137.8**	**118.8**	**16.0%**	**136.9**	**0.7%**
Pay TV	103.8	89.9	15.5%	98.7	5.2%
Broadband	23.2	19.4	19.3%	21.9	5.8%
Advertising	3.9	3.9	0.5%	6.4	(38.2%)
Other	6.9	5.6	24.5%	10.0	(30.3%)
Operating Costs excluding D&A	**87.5**	**78.4**	**11.7%**	**86.2**	**1.5%**
Wages and Salaries	6.3	7.2	(12.1%)	5.9	6.9%
Direct Costs	43.0	39.1	9.9%	40.0	7.6%
Cost of Telecommunications	7.8	6.5	21.0%	7.5	4.5%
Programming Costs	33.5	30.4	10.3%	31.4	6.5%
Other Direct Costs	1.7	2.3	(26.7%)	1.0	61.8%
Costs of Products Sold	3.3	1.6	104.7%	3.0	11.9%
Raw Materials and Consumables	0.6	0.1	970.3%	0.1	673.1%
Marketing and Publicity	2.4	2.4	(1.8%)	4.2	(43.0%)
Support Services	7.9	8.4	(6.3%)	9.4	(16.2%)
Maintenance and Repairs	3.6	2.7	31.3%	3.8	(7.3%)
General and Administrative Expenses	14.9	15.5	(4.0%)	16.9	(11.7%)
Provisions	5.0	0.9	441.6%	1.2	307.8%
Taxes Other than Income Taxes	0.4	0.4	6.5%	0.4	(5.0%)
Other Operating Costs	0.1	0.0	447.7%	1.3	(89.1%)
EBITDA	**50.3**	**40.4**	**24.5%**	**50.7**	**(0.8%)**
Depreciation and Amortisation	11.8	9.4	25.4%	10.5	12.7%
Operating Income	**38.5**	**31.0**	**24.2%**	**40.2**	**(4.3%)**
EBITDA Margin	36.5	34.0	2.5pp	37.0	(0.5pp)
Capex	14.6	8.9	63.3%	37.4	(61.0%)
Capex as % of Revenues	10.6	7.5	3.1pp	27.3	(16.7pp)
EBITDA - Capex	35.7	31.5	13.5%	13.3	169.1%

Pay TV and Broadband Internet operating revenues amounted to Euro 137.8 million in the first quarter of 2005, an increase of 16.0% y.o.y, as a result of sustained growth in Pay TV and Broadband Internet revenues.

Pay TV revenues amounted to Euro 103.8 million, an increase of 15.5% y.o.y, underpinned by strong customer growth and ARPU increase, resulting from an increase in subscription price.

Broadband Internet revenues totalled Euro 23.2 million, an increase of 19.3% y.o.y, due to robust growth in the number of accesses, despite the natural erosion in ARPU as penetration increases.

EBITDA rose by 24.5% y.o.y in the first quarter of 2005 to Euro 50.3 million, equivalent to a margin of 36.5%, an improvement of 2.5pp y.o.y.

EBITDA margin performance was achieved against a backdrop of significant growth in Pay TV and broadband Internet revenues, as a result of a continuous improvement in product offer, launch of new services, and reinforced investment in marketing. Simultaneously, a further reduction in personnel and administrative costs has been achieved.

In the first quarter of 2005, programming costs increased 10.3% y.o.y to Euro 33.5 million, compared to a revenue increase of 15.5% in Pay TV revenues. The increase in programming costs was essentially due to the introduction of new channels in 2004, namely the premium channel, Lusomundo Action, and other

channels such as AXN, Discovery Channel, Extreme Sports, and RTP Memória, which have significantly enriched PT Multimedia's Pay TV offer. Additionally there was an approximate 5% increase in costs associated with the premium sports channel, Sport TV. Given that Sport TV costs are indexed to the revenues it generates, the 3% increase in Sport TV subscriptions and the increase of its price in September 2004 led to an increase in Sport TV programming costs in the first quarter of 2005.

Maintenance and repairs costs increased by Euro 0.9 million in the first quarter of 2005, as significant Pay TV customer growth and the strong expansion of broadband services demanded increased network maintenance and repair so as to guarantee higher quality of service levels.

Support services costs decreased 4.0% y.o.y in the first quarter of 2005 to Euro 14.9 million, on the back of rigorous cost control measures, thus offsetting the increase in sales commissions resulting from greater commercial activity and adjustments made in Service Provider remuneration in 2004.

Provisions increased by Euro 4.1 million in the first quarter of 2005 to Euro 5.0 million. The increase in this caption is primarily due to an increased level of provisioning in Pay TV and Broadband Internet. As new information systems came online in the first quarter of 2005 PT Multimedia focused on CRM and billing in detriment to collection processes. As a result and assuming an increase in risk, PT Multimedia decided to reinforce provisions for doubtful receivables.

Pay TV and Broadband Internet Capex amounted to Euro 14.6 million in the first quarter of 2005, a 63.3% y.o.y increase over the same period of last year. This increase is primarily due to investments in set-top-boxes, in information systems, and in the cable network required to improve Pay TV and Broadband Internet offer and quality of service. Over a third of Pay TV and Broadband Internet capex was related to terminal equipment, including set top boxes and cable modems.

Despite the increase in capex, EBITDA minus Capex rose by 13.5% y.o.y, amounting to Euro 35.7 million in the first quarter of 2005.

9. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	1Q05	1Q04	y.o.y	4Q04	q.oq
Operating Revenues	**20.9**	**26.2**	**(20.1%)**	**23.1**	**(9.5%)**
Theatrical Exhibition	9.7	15.4	(36.6%)	10.1	(4.1%)
Film Distribution	1.8	1.7	6.1%	3.0	(39.1%)
Exhibition Rights	2.9	1.2	136.7%	2.2	28.6%
Video	6.1	6.3	(4.0%)	7.5	(19.5%)
Videogames	0.0	1.4	(101.7%)	0.0	(4.2%)
Other	0.4	0.2	136.3%	0.2	99.5%
Operating Costs excluding D&A	**18.1**	**22.7**	**(20.5%)**	**22.1**	**(18.1%)**
Wages and Salaries	2.4	2.6	(8.5%)	2.3	4.8%
Direct Costs	8.3	8.0	3.5%	9.0	(7.4%)
Costs of Products Sold	0.9	2.9	(69.0%)	1.6	(43.7%)
Raw Materials and Consumables	0.2	1.0	(81.8%)	0.8	(77.7%)
Marketing and Publicity	1.5	1.6	(9.5%)	2.7	(46.1%)
General and Administrative Expenses	4.8	6.4	(23.8%)	5.3	(8.8%)
Provisions	0.0	0.0	(48.0%)	0.2	(92.5%)
Taxes Other than Income Taxes	0.0	0.0	31.2%	0.0	(11.6%)
Other Operating Costs	(0.1)	0.0	n.m.	0.1	n.m.
EBITDA	**2.9**	**3.5**	**(17.6%)**	**1.1**	**168.9%**
Depreciation and Amortisation	1.7	2.0	(12.7%)	1.9	(9.1%)
Operating Income	**1.1**	**1.5**	**(23.9%)**	**(0.8)**	**(239.1%)**
EBITDA Margin	13.7	13.2	0.4pp	4.6	9.1pp
Capex	1.3	0.4	200.1%	1.5	(13.0%)
Capex as % of Revenues	6.3	1.7	(5.7pp)	6.6	(0.3pp)
EBITDA - Capex	1.5	3.0	(49.2%)	(0.5)	n.m.

In the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in four months of Warner Lusomundo's activity (from December of 2003 to March of 2004) being incorporated into first quarter 2004 results, while first quarter 2005 results reflect merely three months of Warner Lusomundo's activity.

Additional, following Sony's decision to operate directly in Portugal (as of 1 April 2004), in line with its worldwide decision, PT Multimedia ceased to distribute the PlayStation console and associated videogames, as well as the Columbia video catalogue (Sony Group cinema producer).

Audiovisuals operating revenues amounted to Euro 20.9 million in the first quarter of 2005, a decrease of 20.1% y.o.y. Excluding Warner Lusomundo December 2003 revenues, and revenues from the sale of Sony products (Playstation game consoles, videogames and the Columbia video catalogue), audiovisuals revenues would have increased by approximately 7% y.o.y. This increase is primarily due to an increase in exhibition rights sales and in video revenues.

Cinema exhibition revenues amounted to Euro 9.7 million in the first quarter of 2005, a decrease of 12% y.o.y, excluding Warner Lusomundo December 2003 revenues. This decrease is due to a 13.8% drop in the number of tickets sold.

Film distribution revenues rose by 6.1% y.o.y in the first quarter of 2005, primarily due to the success of films launched during this period, including "Meet the Fockers", "Million Dollar Baby", and "Shall we Dance".

Excluding Columbia video catalogue sales, video revenues increased by 12.8% y.o.y in the first quarter of 2005, reflecting the launch of various successful titles, such as "The Incredibles", "Bambi – Special Edition", and "Collateral".

The drop in videogames revenues is due to PT Multimedia ceasing distribution of Playstation consoles and associated videogames as of April 1, 2004.

Audiovisual EBITDA totalled Euro 2.9 million, corresponding to a margin of 13.7%. On a comparable basis, excluding the impact of Warner Lusomundo December 2003 activity and Sony products distribution from the first quarter of 2004, EBITDA increased by approximately 47%, and EBITDA margin would have grown by 3.7pp.

Capex in the Audiovisual business totalled Euro 1.3 million in the first quarter of 2005, Euro 0.9 million more than in the same period of last year and equivalent to 6.3% of revenues. This increase in Capex is essentially related to the renovation of theatres in the Gaiashopping and Amoreiras Shopping Centre and with the opening, in April, of a new cinema complex with 6 screens in Madeira.

EBITDA minus Capex decreased by Euro 1.5 million y.o.y. in the first quarter of 2005, totalling Euro 1.5 million.

10. FIRST QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

- On 28 February 2005, PT Multimedia announced that it had concluded the process for the sale of Lusomundo Serviços, SGPS, S.A., including the 80.91% shareholding in Lusomundo Media, SGPS, S.A., through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. The sale is conditional upon the non-opposition of the Portuguese Competition Authority ("Autoridade da Concorrência"). The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries. In order to simplify the acquisition, prior to closing, PT Multimedia will acquire the 5.94% stake in Lusomundo Media, SGPS, S.A. directly held by Portugal Telecom, SGPS, S.A.. The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to Portugal Telecom, SGPS, S.A. for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media, SGPS, S.A.
- On 28 April 2005, PT Multimedia's shareholders approved at the AGM the payment of a cash dividend of Euro 0.50 per share for the year ended 31 December 2004, amounting to Euro 78.4 million. Shareholders also approved a share buyback programme, through the issuance of European-style put warrants, consisting of the allocation to each shareholder of one warrant for each share held. Accordingly, on May 5, 2005, one warrant will be allocated and credited to the accounts of the shareholders of PT Multimedia for each PT Multimedia share deposited into an account opened with a qualified financial intermediary as of May 4, 2005. The warrants will entitle shareholders to the following: (i) for every ten put warrants, shareholders opting for physical settlement of warrants will have the right to dispose of one PT Multimedia share at the price of 21.50 Euro per share; or (ii) shareholders opting for financial settlement of warrants will receive a cash payment for each warrant equal to the difference, if any, between the strike price and the reference price of PT Multimedia shares to be determined by the Board of Directors, multiplied by the ratio of warrants to shares, provided that such difference, if any, is a positive number. Any put warrants not exercised on the exercise date will be deemed automatically exercised on such date by way of financial settlement. Additionally Shareholders approved the acquisition by PT Multimedia of its own shares in connection with the share buyback programme. Acquisition of up to 5,130,453 PT Multimedia shares equivalent to 3.27% of PT Multimedia's share capital was authorised, corresponding to the maximum possible physical settlements of the put warrants, taking into consideration the fact that Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC, waived their right to physical settlement of the warrants to be allocated to them.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised (whether by physical or financial settlement) from within the United States or by a U.S. person or sold or transferred in the United States. No cash or other consideration will be distributed to shareholders in the United States or to U.S. persons in lieu of the put warrants.

The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

11. BASIS OF PRESENTATION

International Financial Reporting Standards ("IFRS" or International Accounting Standards - "IAS") are the new accounting standards issued by the International Accounting Standards Board, to be adopted by all European listed companies as of January 1, 2005 in preparing its consolidated financial statements. In accordance with Portuguese legislation, PT Multimedia's statutory financial statements will continue to be presented under Portuguese GAAP.

As required, PT Multimedia has adopted IFRS as from January 1, 2005 and will start reporting its results under this GAAP as of this quarter. Additionally, and for comparative purposes, 1Q04 and 4Q04 results have been restated to comply with IFRS.

The key impacts on the adoption of IFRS, are as follow:

1. **Dismantling and removal obligations (IAS 16)**. Under IFRS, if any dismantling or removal obligation exists in relation to fixed assets held by the company, a liability should be recorded at fair-value against an increase of fixed assets' costs. Under Portuguese GAAP, no liability was recorded;

2. **Own work capitalized (IAS 16).** Under IFRS, costs incurred by the company and incorporated in fixed assets should be recorded as a deduction in the related caption. Under Portuguese GAAP, these amounts were recorded in a specific caption as a reduction to operating costs;

3. **Sale and lease back transactions (IAS 17)**. Under IFRS, up-front fees received on cross boarder lease transactions should be recognized during the contract period. Under Portuguese GAAP, these gains were recorded when received;

4. **Revenue recognition (IAS 18)**. Under IFRS, all revenues must be recorded under revenues captions. Under Portuguese GAAP, other operating revenues were recorded as a reduction in operating costs;

5. **Investment subsidies (IAS 20).** Under IFRS, the amortization of investment subsidies should be recorded as a reduction in the depreciation and amortization caption. Under Portuguese GAAP, the amortisation of investment subsidies was recorded as a reduction in operating costs;

6. **Provisions for restructuring (IAS 37).** Under IFRS, provisions should be recorded only if certain criteria established under IAS 37 are met. Under Portuguese GAAP, there is a less rigorous criteria for the recognition of such provisions;

7. **Goodwill and licenses (IAS 38 and IFRS 3).** (a) Under IFRS, telecommunication licenses should be amortised on a straight-line basis during its period. Under Portuguese GAAP, licenses were amortised on a progressive scale basis in accordance with projected revenues; and (b) Under IFRS, goodwill will no longer be amortized and should be subject to annual impairment tests;

8. **Start-up and R&D expenses (IAS 38).** Under IFRS, start-up and R&D expenses should be charged to income statement when incurred. Under Portuguese GAAP, these expenses can be capitalised and amortized over a three years period;

9. **Deferred expenses (IAS 38).** Under IFRS, certain operating expenses (marketing and publicity, maintenance and repairs) can only be deferred if they are clearly related with future revenues. Under Portuguese GAAP, these expenses can be deferred and amortised over periods up to three years;

In the exhibits to this release we present the reconciliation of shareholders' equity as at 1 January and 31 December 2004, the reconciliations of net income for the first and fourth quarters of 2004 and the adjustments to the income statement for the first and fourth quarters of 2004.

Table 12 – P&L Statement for the 1Q04 and 4Q04 under PGAAP and IFRS

Euro million	PGAAP	PGAAP to IFRS		IFRS	PGAAP	PGAAP to IFRS		IFRS
	1Q04	Reclassif.	Adjuste.	1Q04	4Q04	Reclassif.	Adjuste.	4Q04
Operating Revenues	**176.4**	**1.5**	**0.0**	**177.9**	**190.8**	**6.1**	**0.0**	**196.9**
Services Rendered	148.0	(0.5)	0.0	147.5	163.0	0.0	0.0	163.0
Sales	28.4	0.0	0.0	28.4	27.8	0.0	0.0	27.8
Other Operating revenues	0.0	2.0	0.0	2.0	0.0	6.1	0.0	6.1
Operating Costs excluding D&A	**134.2**	**1.7**	**2.5**	**138.4**	**138.4**	**8.6**	**0.2**	**147.2**
Wages and Salaries	21.8	0.3	0.3	22.3	24.0	0.3	(0.1)	24.3
Direct Costs	6.5	42.8	0.0	49.2	7.5	42.6	0.0	50.1
Costs of Products Sold	7.8	1.2	0.0	9.0	5.9	0.4	0.0	6.3
Raw Materials and Consumables	6.0	0.0	(0.2)	5.9	6.0	0.0	(0.2)	5.9
Marketing and Publicity	7.7	(0.5)	2.8	10.0	10.5	0.0	(1.2)	9.3
Support Services	0.0	8.8	0.0	8.8	0.0	10.7	0.0	10.7
Maintenance and Repairs	3.5	0.0	(0.2)	3.2	4.7	(0.0)	(0.2)	4.5
General and Administrative Expenses	80.3	(51.6)	(0.5)	28.2	81.0	(53.3)	1.6	29.3
Provisions	2.2	(1.2)	0.1	1.0	1.8	1.7	0.0	3.6
Taxes Other than Income Taxes	0.6	0.0	0.0	0.6	1.8	(0.2)	0.0	1.6
Other Operating Costs	(2.1)	2.0	0.2	0.1	(4.9)	6.4	0.3	1.8
EBITDA	**42.1**	**(0.2)**	**(2.5)**	**39.4**	**52.4**	**(2.4)**	**(0.2)**	**49.7**
Depreciation and Amortisation	13.8	(0.0)	(0.7)	13.1	14.3	(0.0)	(0.4)	13.9
Income from Continued Operations	**28.4**	**(0.2)**	**(1.8)**	**26.4**	**38.1**	**(2.4)**	**0.2**	**35.9**
Other Expenses (Income)	**3.7**	**0.6**	**(3.4)**	**0.9**	**5.1**	**76.3**	**(3.8)**	**77.6**
Goodwill Impairment	3.4	0.0	(3.4)	0.0	3.8	0.0	(3.8)	0.0
Work Force Reduction Programme Costs	0.3	(0.3)	0.0	0.0	0.3	(0.3)	0.0	0.0
Losses (Gains) on Disp. of Fixed Assets	0.0	0.0	0.0	0.0	1.0	(0.0)	0.0	1.0
Non-recurring Items (Losses / (Gains))	0.0	0.8	0.0	0.8	0.0	76.6	0.0	76.6
Income bef. Financials & Inc. Taxes	**24.6**	**(0.8)**	**1.6**	**25.5**	**33.0**	**(78.8)**	**4.0**	**(41.8)**
Financial Expenses (Income)	**1.7**	**(0.8)**	**0.0**	**0.9**	**78.7**	**(78.8)**	**0.0**	**(0.0)**
Net Interest Expenses	0.9	0.0	0.0	0.9	1.4	0.0	0.0	1.4
Other Financial Expenses (Income)	2.4	(1.8)	0.0	0.6	79.3	(78.8)	0.0	0.5
Equity in Losses (Earnings) of Affiliates	(1.6)	1.0	0.0	(0.6)	(2.0)	(0.0)	0.0	(2.0)
Income before Income Taxes	**23.0**	**0.0**	**1.6**	**24.6**	**(45.7)**	**0.0**	**4.0**	**(41.7)**
Provision for Income Taxes	(6.9)	0.0	0.5	(6.4)	108.5	0.0	(0.1)	108.4
Income Applicable to Minority Interests	(0.3)	0.0	0.5	0.1	(1.1)	0.0	(0.3)	(1.5)
Consolidated Net Income	**15.7**	**0.0**	**2.5**	**18.3**	**61.7**	**0.0**	**3.6**	**65.3**

Table 13 – Net Income Reconciliation for the first and fourth quarters of 2004

Euro million	1Q04	4Q04
Net Income under Portuguese GAAP	**15.7**	**61.7**
Dismantling and Removal Obligations (IAS 16)	(0.0)	(0.1)
Sale and Lease Back Transactions (IAS 17)	0.0	0.0
Provision for Reestructuring (IAS 37)	(1.0)	(0.6)
Goodwill and Licenses (IAS 38 and IFRS 3)	3.3	3.7
Start-up and R&D Expenses (IAS 38)	0.8	0.0
Deferred Expenses (IAS 38)	(0.6)	0.6
Net Income under IFRS	**18.3**	**65.3**

Table 14 – Shareholders Equity reconciliation as of 1 January, 2004 and 31 December, 2004

Euro million	1 Jan. 04	31 Dec. 04
Shareholders' Equity before Minority Interests under Portuguese GAAP	**391.5**	**488.7**
Dismantling and Removal Obligations (IAS 16)	(1.1)	(1.2)
Sale and Lease Back Transactions (IAS 17)	(1.0)	(0.9)
Provision for Reestructuring (IAS 37)	10.9	7.4
Goodwill and Licenses (IAS 38 and IFRS 3)	0.0	14.3
Start-up and R&D Expenses (IAS 38)	(11.0)	(8.4)
Deferred Expenses (IAS 38)	(0.7)	(0.4)
Shareholders' Equity before Minority Interests under IFRS	**388.6**	**499.5**
Minority Interests under IFRS	9.3	11.2
Total Shareholders' Equity under IFRS	**397.8**	**510.7**

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.